UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Joint Venture Agreement

Robo.ai Inc. (the “Company”) entered into a joint venture agreement dated as of January 28, 2026 through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with Tachyon9 Corporation in connection with a proposed establishment of joint venture under the laws of the United Arab Emirates to invest in, develop, own, and operate data center facilities. Pusruant to the joint venture agreement, the Company will beneficially own 51% of the joint venture and thus will consolidate its financial results under U.S. GAAP. The joint venture is expected to be established within 60 days after the execution of the joint venture agreement. The board of directors of the joint venture will consist of three persons, two of whom will be appointed by the Company’s indirectly wholly owned subsidiary and one of whom will be appointed by the other joint venture party. The CEO of the joint venture company will be appointed by both joint venture parties, while the CFO will be appointed by the Company’s indirectly wholly owned subsidiary.

The first material project planned by the joint venture will be the development and operation of a data center facility with a target design capacity of approximately twenty megawatts (20 MW) of critical IT load. The location of the planned project will be within the Asia-Pacific or Middle East and North Africa regions, with the specific site to be mutually agreed upon by the joint venture parties based on a feasibility study to be commissioned by the joint venture.

The joint venture agreement has a term of 10 years, which can be renewed by written mutual consent or terminated by the board of directors of the joint venture or otherwise pursuant to the terms of the joint venture agreement. The joint venture agreement provides for certain shareholder rights, such as buyout rights, liquidation rights, right of first refusal, and drag along rights.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Venture Agreement dated as of January 28, 2026 between Robo.ai Investments L.L.C.-FZ and Tachyon9 Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 2, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer